EXHIBIT 4.21

(English Summary)

LEASE

Parties:

SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION (the “Lessor”)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED (the “Lessee”)

Lease Premises:

The government-owned land containing 37,400 square meters, located in Southern Taiwan Science Park (formerly Tainan Science Park) at Lot No. 157-0 (North side of the Southern Taiwan Science Park Region No. 34, originally Public Lot No. 25).

Lease Term:

Commencing February 1, 2012 and expiring on January 31, 2032.

Rental:

The rental should be twenty-three New Taiwan Dollars and forty-nine cents (NT$23.49) per square meter per month.

The total amount of monthly rental shall be eight hundred seventy-eight thousand five hundred twenty-six New Taiwan Dollars (NT$878,526).

After the commencement of this Lease, the Lessee shall pay the rental amount of NT$878,526 including applicable taxes, each month in the manner prescribed by the Lessor.

If Lessee, with Lessor’s consent, uses the land before the execution date of this Lease, the above-mentioned rental should be calculated from the starting date of use.

If Lessee fails to make monthly rental according to the agreed schedule and Lessor’s procedures for payment, certain punitive fine may apply according to the Lease.

Lessee must adhere to the term and condition set forth under this Lease concerning the use of the Lease Premises, including Waste Disposal Act, Air Pollution Control Act, Soil and Groundwater Pollution Remediation Act, Act for Establishment and Administration of Science Parks and other relevant rules and regulations.

During the term of the Lease, should the government adjust the rental in accordance with relevant regulations or for any reasons, Lessee agrees to an adjustment of the rent to become effective immediately upon the confirmation of the adjustment. Any deficit/overpayment of rent shall be pursued/reimbursed.

Termination by Lessor:

Lessor may terminate the lease at any time if any of the following shall happen:

a.	Lessee is disqualified from operating or providing service in the park and ordered by the Lessor to withdraw from the Southern Taiwan Science Park;

b.	Lessee violates any term or provision of this Lease pertaining to the use of the land and fails to provide remedy after receiving Lessor’s written notice within limited time;

c.	Lessee has defaulted in the payment of rent for two or more years;

d.	Lessee fails to apply for construction license within three months from execution of this Lease; after the Lessor has set a time for such application and the Lessee continues failing to do so; or the application is inadequate and the Lessee has been ordered to supplement the application and fails to do so within such time limit;

e.	Lessee violates the term and provision pertaining to the restrictions on sub-leasing.

f.	Lessee fails to 1) adhere to the term or provision of this Lease in absolute, or 2) obtain a written agreement from bank, insurance, mortgage or other permissible methods by the Lessor as guarantee for the payment of debt on or prior to the execution date of this Lease.

Miscellaneous:

The Lease term shall automatically expire unless Lessor and Lessee renew this Lease.

This Lease shall be effective from the execution date of the Lease, however, if the Lessee uses the land before the execution date of this Lease, the Lease shall be effective from the date when the Lessor consent to Lessee’s use of the land.

Should any suits arise from this Lease, Lessor and Lessee agree that the governing law shall be the laws of Republic of China and the Taiwan Tainan District Court shall be the competent court of jurisdiction in the first instance.